Exhibit 99.1

B2GOLD CORP.

Condensed Interim Consolidated Financial Statements

For the three and six months ended June 30, 2015

(Unaudited)

B2GOLD CORP.

CONDENSED INTERIM CONSOLIDATED STATEMENTS OF OPERATIONS

FOR THE THREE AND SIX MONTHS ENDED JUNE 30

(Expressed in thousands of United States dollars, except per share amounts)

(Unaudited)

	For the three months ended June 30, 2015	For the three months ended June 30, 2014	For the six months ended June 30, 2015	For the six months ended June 30, 2014

Gold revenue	$136,506	$120,258	$275,398	$249,278

Cost of sales
Production costs	(76,096)	(65,929)	(153,919)	(128,234)
Depreciation and depletion	(35,008)	(28,380)	(67,803)	(53,690)
Royalties and production taxes	(5,761)	(3,976)	(10,756)	(8,286)

Total cost of sales	(116,865)	(98,285)	(232,478)	(190,210)

Gross profit	19,641	21,973	42,920	59,068

General and administrative	(10,352)	(13,094)	(20,060)	(20,416)
Share-based payments (Note 9)	(3,647)	(7,337)	(9,135)	(10,728)
Provision for non-recoverable input taxes	(637)	(1,504)	(611)	(2,125)
Foreign exchange (losses) gains	(1,166)	1,666	(2,915)	1,334
Other	(1,057)	2,427	(1,786)	2,138

Operating income	2,782	4,131	8,413	29,271
Unrealized loss on fair value of convertible notes (Note 8)	(8,364)	(4,408)	(6,671)	(42,695)
Gain on sale of Bellavista property	—	—	2,192	—
Community relations	(1,089)	(1,253)	(1,938)	(2,762)
Interest and financing expense (Notes 8 and 10)	(8,259)	(1,450)	(9,967)	(2,743)
Realized losses on derivative instruments (Note 10)	(1,994)	(318)	(2,548)	(884)
Unrealized (losses) gains on derivative instruments (Note 10)	(5,727)	1,035	(5,820)	947
Write-down of long-term investments (Note 5)	(517)	(2,745)	(1,855)	(3,007)
Other	(271)	(388)	333	1,080

Loss before taxes	(23,439)	(5,396)	(17,861)	(20,793)
Current income tax, withholding and other taxes	(1,728)	(5,925)	568	(15,384)
Deferred income tax recovery (expense)	2,383	(208)	850	670

Net loss for the period	$(22,784)	$(11,529)	$(16,443)	$(35,507)

Attributable to:
Shareholders of the Company	$(21,185)	$(11,547)	$(14,923)	$(35,552)
Non-controlling interests	(1,599)	18	(1,520)	45

Net loss for the period	$(22,784)	$(11,529)	$(16,443)	$(35,507)

Loss per share (attributable to shareholders of the Company)
Basic	$(0.02)	$(0.02)	$(0.02)	$(0.05)
Diluted	$(0.02)	$(0.02)	$(0.02)	$(0.05)

Weighted average number of common shares outstanding (in thousands)
Basic	923,035	674,877	920,022	673,381
Diluted	923,035	674,877	920,022	673,381

See accompanying notes to condensed interim consolidated financial statements.

B2GOLD CORP.

CONDENSED INTERIM CONSOLIDATED STATEMENTS OF COMPREHENSIVE INCOME

FOR THE THREE AND SIX MONTHS ENDED JUNE 30

(Expressed in thousands of United States dollars)

(Unaudited)

	For the three months ended June 30, 2015	For the three months ended June 30, 2014	For the six months ended June 30, 2015	For the six months ended June 30, 2014

Net loss for the period	$(22,784)	$(11,529)	$(16,443)	$(35,507)

Other comprehensive income (loss)
Items that may be reclassified subsequently to net earnings:
- Cumulative translation adjustment (“CTA”)	573	(3,532)	(23,560)	(859)
- Unrealized gain on investments, net of deferred tax expense (Note 5)	1,739	1,754	1,347	2,577

Other comprehensive income (loss) for the period	2,312	(1,778)	(22,213)	1,718

Total comprehensive loss for the period	$(20,472)	$(13,307)	$(38,656)	$(33,789)

Total other comprehensive income (loss) attributable to:
Shareholders of the Company	$1,980	$(1,425)	$(21,806)	$1,804
Non-controlling interests	332	(353)	(407)	(86)

	$2,312	$(1,778)	$(22,213)	$1,718

Total comprehensive loss attributable to:
Shareholders of the Company	$(19,205)	$(12,972)	$(36,729)	$(33,748)
Non-controlling interests	(1,267)	(335)	(1,927)	(41)

	$(20,472)	$(13,307)	$(38,656)	$(33,789)

See accompanying notes to condensed interim consolidated financial statements.

B2GOLD CORP.

CONDENSED INTERIM CONSOLIDATED STATEMENTS OF CASH FLOWS

FOR THE THREE AND SIX MONTHS ENDED JUNE 30

(Expressed in thousands of United States dollars)

(Unaudited)

	For the three months ended June 30, 2015	For the three months ended June 30, 2014	For the six months ended June 30, 2015	For the six months ended June 30, 2014
Operating activities
Net loss for the period	$(22,784)	$(11,529)	$(16,443)	$(35,507)
Mine restoration provisions settled	(310)	(353)	(444)	(609)
Non-cash charges (Note 12)	58,303	41,556	96,990	109,768

Cash provided by operating activities before changes in non-cash working capital	35,209	29,674	80,103	73,652
Changes in non-cash working capital (Note 12)	787	256	15,868	(22,323)
Changes in long-term value added tax receivables	(1,681)	(5,917)	(2,993)	(8,902)

Cash provided by operating activities	34,315	24,013	92,978	42,427

Financing activities
Drawdowns on old revolving credit facility (Note 8)	25,000	25,000	25,000	25,000
Drawdown on new revolving credit facility, net of transaction costs (Note 8)	143,854	—	143,854	—
Repayment of old revolving credit facility (Note 8)	(150,000)	—	(150,000)	—
Otjikoto equipment loan facility, drawdowns net of transaction costs (Note 8)	—	8,385	3,883	19,711
Repayment of Otjikoto equipment loan facility	(1,717)	(1,897)	(3,433)	(2,405)
Payment of finance lease obligations (Note 8)	—	(14,409)	—	(16,017)
Repayment of Nicaraguan equipment loans	(380)	(222)	(752)	(377)
Interest and commitment fees paid	(5,648)	(1,213)	(7,138)	(7,237)
Common shares issued for cash	58	382	540	1,796
Restricted cash movement (Note 7)	31	(1,100)	(400)	(3,069)

Cash provided by financing activities	11,198	14,926	11,554	17,402

Investing activities
Expenditures on mining interests:
Masbate Mine, development and sustaining capital	(11,940)	(16,404)	(16,066)	(25,935)
Otjikoto, development and pre-production costs net of sales proceeds	(6,007)	(42,213)	(19,533)	(103,696)
Libertad Mine, development and sustaining capital	(5,343)	(10,544)	(11,482)	(18,319)
Limon Mine, development and sustaining capital	(5,807)	(5,346)	(11,204)	(10,186)
Fekola Project, exploration and evaluation	(19,445)	—	(37,926)	—
Gramalote, prefeasibility and exploration	(3,338)	(4,881)	(6,788)	(8,136)
Other exploration and development (Note 12)	(7,917)	(8,275)	(13,699)	(16,453)
Purchase of non-controlling interest (Note 6)	—	—	(6,138)	—
Sale of EVI preference shares	—	—	—	5,487
Acquisition of rights (Note 6)	(4,000)	—	(4,000)	—
Other	(284)	(202)	843	(39)

Cash used by investing activities	(64,081)	(87,865)	(125,993)	(177,277)

Decrease in cash and cash equivalents	(18,568)	(48,926)	(21,461)	(117,448)
Effect of exchange rate changes on cash and cash equivalents	109	203	(1,385)	(474)
Cash and cash equivalents, beginning of period	128,177	183,537	132,564	252,736

Cash and cash equivalents, end of period	$109,718	$134,814	$109,718	$134,814

Supplementary cash flow information (Note 12)

See accompanying notes to condensed interim consolidated financial statements.

B2GOLD CORP.

CONDENSED INTERIM CONSOLIDATED BALANCE SHEETS

(Expressed in thousands of United States dollars)

(Unaudited)

	As at June 30, 2015	As at December 31, 2014
Assets
Current
Cash and cash equivalents	$109,718	$132,564
Accounts receivable and prepaids	11,463	14,446
Value-added and other tax receivables	13,639	16,671
Inventories (Note 4)	86,510	95,991

	221,330	259,672
Assets classified as held for sale	—	2,787
Long-term investments (Note 5)	17,943	18,408
Value-added tax receivables	27,786	25,405
Mining interests (Notes 6 and Note 16 - Schedules)
- Owned by subsidiaries	1,703,662	1,722,807
- Investments in joint ventures	74,722	67,926
Deferred income taxes	3,352	—
Other assets (Note 7)	25,083	21,593

	$2,073,878	$2,118,598

Liabilities
Current
Accounts payable and accrued liabilities	$58,090	$53,055
Current taxes payable	5,783	16,610
Current portion of long-term debt (Note 8)	11,642	10,456
Current portion of derivative instruments at fair value	973	2,406
Current portion of mine restoration provisions	1,062	1,062
Other (Note 6)	7,009	1,130

	84,559	84,719
Liabilities associated with assets held for sale	—	4,009
Derivative instruments at fair value (Note 10)	10,662	694
Long-term debt (Note 8)	396,356	368,832
Mine restoration provisions	52,377	51,957
Deferred income taxes	79,019	77,579
Employee benefits obligation	5,672	5,468
Other long-term liabilities (Note 6)	3,119	—

	631,764	593,258

Equity
Shareholders’ equity
Share capital (Note 9)
Issued: 926,680,874 common shares (Dec 31, 2014 – 917,652,046)	2,036,128	2,018,468
Contributed surplus	63,764	59,789
Accumulated other comprehensive loss	(93,766)	(71,553)
Retained deficit	(571,868)	(536,617)

	1,434,258	1,470,087
Non-controlling interests (Note 6)	7,856	55,253

	1,442,114	1,525,340

	$2,073,878	$2,118,598

Approved by the Board	“Clive T. Johnson”	Director	“Robert J. Gayton”	Director

See accompanying notes to condensed interim consolidated financial statements.

B2GOLD CORP.

CONDENSED INTERIM CONSOLIDATED STATEMENTS OF CHANGES IN EQUITY

FOR THE SIX MONTHS ENDED JUNE 30

(Expressed in thousands of United States dollars)

(Unaudited)

		2015
	Shares (‘000’s)	Share capital	Contributed surplus	Accumulated other comprehensive loss	Retained deficit	Non-controlling interests	Total equity
Balance at December 31, 2014	917,652	$2,018,468	$59,789	$(71,553)	$(536,617)	$55,253	$1,525,340
January 1, 2015 to June 30, 2015:
Net loss for the period	—	—	—	—	(14,923)	(1,520)	(16,443)
Acquisition of non-controlling interest (Note 6)	3,111	6,000	—	—	(12,328)	(45,470)	(51,798)
Shares issued for acquisition of rights (Note 6)	2,995	4,700	—	—	(8,000)	—	(3,300)
Cumulative translation adjustment	—	—	—	(23,560)	—	(407)	(23,967)
Unrealized gain on investments	—	—	—	1,347	—	—	1,347
Exercise of stock options	546	540	—	—	—	—	540
Shares issued on vesting of RSU	2,377	5,980	(5,980)	—	—	—	—
Share based payments	—	—	10,395	—	—	—	10,395
Transfer to share capital on exercise of stock options	—	440	(440)	—	—	—	—

Balance at June 30, 2015	926,681	2,036,128	63,764	(93,766)	(571,868)	7,856	1,442,114

		2014
	Shares (‘000’s)	Share capital	Contributed surplus	Accumulated other comprehensive loss	Retained earnings	Non-controlling interests	Total equity
Balance at December 31, 2013	674,720	$1,519,217	$52,333	$(40,539)	$132,640	$7,716	$1,671,367
January 1, 2014 to June 30, 2014:
Net loss for the period	—	—	—	—	(35,552)	45	(35,507)
Cumulative translation adjustment	—	—	—	(773)	—	(145)	(918)
Unrealized gain on investments	—	—	—	2,577	—	—	2,577
Shares issued on exercise of stock options	1,587	1,796	—	—	—	—	1,796
Shares issued on vesting of RSU	2,478	7,805	(7,805)	—	—	—	—
Shares issued from incentive plan	—	15	—	—	—	—	15
Share based payments	—	—	12,654	—	—	—	12,654
Transfer to share capital on exercise of stock options and incentive plan	—	3,299	(3,299)	—	—	—	—

Balance at June 30, 2014	678,785	$1,532,132	$53,883	$(38,735)	$97,088	$7,616	$1,651,984

See accompanying notes to condensed interim consolidated financial statements.

B2GOLD CORP.

NOTES TO THE CONDENSED INTERIM CONSOLIDATED FINANCIAL STATEMENTS

For the three and six months ended June 30, 2015

(All tabular amounts are in thousands of United States dollars unless otherwise stated)

(Unaudited)

1	Nature of operations

B2Gold Corp. (“B2Gold” or the “Company”) is a Vancouver-based gold producer with four operating mines (two in Nicaragua, one in the Philippines and one in Namibia) and a portfolio of evaluation and exploration assets in Mali, Colombia, Burkina Faso and Nicaragua.

The Company operates the Libertad Mine and the Limon Mine in Nicaragua, the Masbate Mine in the Philippines and the Otjikoto Mine in Namibia, which achieved commercial production for accounting purposes on February 28, 2015. The Company has an effective 90% interest in the Fekola Project in Mali, an effective 81% interest in the Kiaka gold project in Burkina Faso, a 49% joint venture interest in the Gramalote property in Colombia, and an interest in the Quebradona property in Colombia. The Company also has a 51% interest in a joint operation in Nicaragua with Calibre Mining Corp. (“Calibre”), with an option to acquire an additional 19% interest.

B2Gold is a public company which is listed on the Toronto Stock Exchange under the symbol “BTO”, the NYSE MKT LLC under the symbol “BTG” and the Namibian Stock Exchange under the symbol “B2G”. B2Gold’s head office is located at Suite 3100, Three Bentall Centre, 595 Burrard Street, Vancouver, British Columbia, V7X 1J1.

2	Basis of preparation

These condensed interim consolidated financial statements have been prepared in accordance with International Financial Reporting Standards (“IFRS”) as issued by the International Accounting Standards Board (“IASB”) applicable to the preparation of interim financial statements, including IAS 34, Interim Financial Reporting. These condensed interim consolidated financial statements should be read in conjunction with the audited consolidated financial statements for the year ended December 31, 2014, which have been prepared in accordance with IFRS as issued by the IASB.

These condensed interim consolidated financial statements follow the same accounting policies and methods of application as the most recent audited consolidated financial statements of the Company.

These condensed interim consolidated financial statements were authorized for issue by the Board of Directors on August 11, 2015.

3	Significant accounting judgements and estimates

Impairment of long-lived assets

Long-lived assets are tested for impairment if there is an indicator of impairment. Calculating the estimated fair values of cash generating units (“CGU”) for long-lived asset impairment tests requires management to make estimates and assumptions with respect to future production levels, mill recoveries, operating and capital costs in its life-of-mine plans, future metal prices, foreign exchange rates, and discount rates. Changes in any of the assumptions or estimates used in determining the fair values could impact the impairment analysis. Such changes could be material.

During the six months ended June 30, 2015, the market spot prices for gold declined; however, long term price did not differ significantly from the levels used in the most recent annual impairment tests. Management has concluded there are no impairment indicators at June 30, 2015. However, if the gold price continues to decline for an extended period of time, the Company may need to reassess its long-term gold price assumption. A significant decrease in the long-term gold price assumption would be an indicator of potential impairment for certain of the Company’s long-lived assets.

Uncertain tax positions

The Company is periodically subject to income tax audits at its operating mine locations. During the six months ended June 30, 2015, the Company settled some of the assessments resulting in a reduction in the provision and an associated income tax recovery of $2 million. At June 30, 2015, the Company has a provision totalling $4 million outstanding (December 31, 2014 - $6 million) representing its best estimate of the outcome of current assessments. The Company is appealing the assessments received and the final outcome of such appeals are not determinable at this time. The provisions made to date may be subject to change and such change may be material.

B2GOLD CORP.

NOTES TO THE CONDENSED INTERIM CONSOLIDATED FINANCIAL STATEMENTS

For the three and six months ended June 30, 2015

(All tabular amounts are in thousands of United States dollars unless otherwise stated)

(Unaudited)

4	Inventories

	June 30, 2015 $	December 31, 2014 $

Gold and silver bullion	21,322	26,922
In-process inventory	6,868	9,379
Ore stock-pile inventory	6,759	14,134
Materials and supplies	51,561	45,556

	86,510	95,991

5	Long-term investments

	June 30, 2015				December 31, 2014
	Cost $	Total Impairment $	AOCI $	Fair Value $	Cost $	Total Impairment $	AOCI $	Fair Value $
Available-for-sale investments:
St. Augustine Gold & Copper Ltd.	20,193	(13,646)	—	6,547	20,193	(13,144)	—	7,049
RTG Mining Inc.	13,400	(7,730)	1,925	7,595	13,400	(6,391)	—	7,009
Calibre Mining Corp.	5,716	(4,345)	1,992	3,363	5,716	(4,345)	2,508	3,879
Kronk Resources Inc.	496	—	(64)	432	496	—	(31)	465
Goldstone Resources Ltd.	20	(14)	—	6	20	—	(14)	6

Balance, end of period	39,825	(25,735)	3,853	17,943	39,825	(23,880)	2,463	18,408

B2GOLD CORP.

NOTES TO THE CONDENSED INTERIM CONSOLIDATED FINANCIAL STATEMENTS

For the three and six months ended June 30, 2015

(All tabular amounts are in thousands of United States dollars unless otherwise stated)

(Unaudited)

6	Mining interests

	June 30, 2015 $	December 31, 2014 $
Property, plant and equipment (depletable)

Masbate Mine, Philippines
Cost, net of impairment	440,254	420,644
Accumulated depreciation and depletion	(106,302)	(91,706)

	333,952	328,938

Otjikoto Mine, Namibia
Cost	414,309	430,668
Accumulated depreciation and depletion	(15,705)	—

	398,604	430,668

Libertad Mine, Nicaragua
Cost	309,896	296,102
Accumulated depreciation and depletion	(148,495)	(127,704)

	161,401	168,398

Limon Mine, Nicaragua
Cost	157,303	142,772
Accumulated depreciation and depletion	(76,702)	(62,865)

	80,601	79,907

Masbate undeveloped mineral interests, net of impairment (non-depletable)	85,078	85,078

Mine under construction (non-depletable)

Fekola, Mali	523,664	514,965

Exploration and evaluation properties (non-depletable)

Kiaka, Burkina Faso	61,393	59,062
Mocoa, Colombia	28,692	28,652
Calibre, Nicaragua	10,594	10,022
Pavon, Nicaragua	6,956	6,238
San Jose, Nicaragua	1,917	1,915
Other	9,883	8,151

	119,435	114,040

Corporate & other

Office, furniture and equipment, net	927	813

	1,703,662	1,722,807

Investments in joint ventures (accounted for using the equity method)

Gramalote, Colombia, net of impairment	73,521	66,725
Quebradona, Colombia	1,201	1,201

	74,722	67,926

	1,778,384	1,790,733

B2GOLD CORP.

NOTES TO THE CONDENSED INTERIM CONSOLIDATED FINANCIAL STATEMENTS

For the three and six months ended June 30, 2015

(All tabular amounts are in thousands of United States dollars unless otherwise stated)

(Unaudited)

Otjikoto

On February 28, 2015, management determined that the Otjikoto Mine achieved commercial production. Effective March 1, 2015, revenues and production costs for Otjikoto gold production are being recorded in the statement of operations. Sales proceeds from the pre-commercial production period of $23.1 million were offset against the amounts capitalized for the Otjikoto Mine property, plant and equipment during the six months ended June 30, 2015.

Prior to commercial production being reached, the Company capitalized interest costs on its borrowings attributable to funds spent on Otjikoto in the amount of $3.2 million (2014 - $2.5 million). This interest was calculated on an effective interest rate based on the Company’s aggregate borrowings which includes the convertible senior subordinated notes and the revolving corporate credit facility (Note 8).

Fekola

Reclassification from exploration and evaluation expenditures to mineral properties and mine development costs

On June 30, 2015, the Company determined that the technical feasibility and commercial viability of the Fekola Project had been determined. As a result, the Fekola Project has been reclassified from exploration and evaluation expenditures to mineral properties and mine development costs as of that date.

Purchase of Fekola non-controlling interest

In January 2015, the Company purchased the remaining 10% interest in Songhoi Resources SARL, the entity that holds the Fekola Project in Mali, owned by a Malian company. The purchase price consisted of $21.2 million in cash and common shares and the grant of a 1.65% net smelter royalty (“NSR”) on the Fekola Project after deducting costs for smelting, refining and government fees. The cash and common shares are payable in three tranches: (1) $5.7 million cash and $6 million common shares were paid/issued on closing (paid), (2) $2 million cash and $4 million payable in cash or common shares at the holder’s option on the first anniversary of the agreement date (January 18, 2015) and (3) $1.5 million cash and $2 million payable in cash or common shares at the holder’s option upon achievement of commercial production at the Fekola Project.

The cash and common share instalments to be paid in the future have been classified as a financial liability and have been valued at their present value using a discount rate of 5%. These have been accrued in other liabilities.

The fair value of the NSR was determined using a discounted cash flow model incorporating estimates and assumptions that included such factors as future production levels, metallurgical recoveries, a future long-term gold price of $1,300 and a discount rate of 6%. The fair value of the NSR was estimated at $38.1 million and has been treated as a reduction of the Fekola mineral property.

The non-controlling interest relating to Songhoi Resources SARL has been reduced by $45.5 million to reflect the ownership change. The difference between the value of the consideration described above and the book value of the non-controlling interest has been recognized as a charge to retained deficit.

Acquisition of rights

In 2005 Papillon Resources Limited (“Papillon”), which was subsequently acquired by the Company, entered into an exclusive joint agreement with a local Malian company whereby Papillon agreed to pay the local Malian company 1% of any dividend received from any joint exploitation company formed in Mali.

On March 19, 2015, the Company and the local Malian company signed an agreement whereby the rights described above were terminated. As consideration for these rights, B2Gold issued shares for a total value of $4 million and made a cash payment of $4 million. The 1% dividend is equivalent to a non-controlling interest as it would give the local Malian company a participation in the net assets of any joint exploitation company. As a result, the $8 million consideration paid was recorded as a charge to retained deficit.

B2GOLD CORP.

NOTES TO THE CONDENSED INTERIM CONSOLIDATED FINANCIAL STATEMENTS

For the three and six months ended June 30, 2015

(All tabular amounts are in thousands of United States dollars unless otherwise stated)

(Unaudited)

7	Other assets

	June 30, 2015 $	December 31, 2014 $

Loan receivable from non-controlling interest, including accrued interest	12,589	12,486
Debt service reserve account	4,092	3,628
Reclamation deposits	2,241	2,276
Low-grade stockpile	3,646	1,595
Fair value of derivative instruments	305	250
Other	2,210	1,358

	25,083	21,593

8	Long-term debt

	June 30, 2015 $	December 31, 2014 $
Convertible senior subordinated notes:
- Principal amount	258,750	258,750
- Fair value adjustment	(24,420)	(29,258)

	234,330	229,492

New revolving corporate credit facility:
- Principal amount	150,000	—
- Less: unamortized transaction costs	(5,950)	—

	144,050	—

Old revolving corporate credit facility:
- Principal amount	—	125,000
- Less: unamortized transaction costs	—	(3,382)

	—	121,618

Equipment loans/finance lease obligations:
- Otjikoto equipment loan facility (net of unamortized transaction costs)	24,352	23,719
- Nicaraguan equipment loans	5,266	4,459

	29,618	28,178

	407,998	379,288
Less: current portion	(11,642)	(10,456)

	396,356	368,832

Convertible senior subordinated notes

As at June 30, 2015 the fair value of the convertible senior subordinated notes (“convertible notes”) was $234.3 million. The loss on fair value of convertible notes recorded in the statement of operations for the three and six months ended June 30, 2015 was $8.4 million and $6.7 million respectively (2014 – loss of $4.4 million and $42.7 million respectively). The change in fair value of the notes recognized in the statement of operations for the six months ended June 30, 2015 is stated after reducing it by $2.4 million (2014 - $4.9 million) of interest expense which was attributable to eligible expenditures on the Otjikoto property and capitalized to the carrying amount of the property. There was no interest capitalized for the three month period ended June 30, 2015 (2014 - $2.8 million).

B2GOLD CORP.

NOTES TO THE CONDENSED INTERIM CONSOLIDATED FINANCIAL STATEMENTS

For the three and six months ended June 30, 2015

(All tabular amounts are in thousands of United States dollars unless otherwise stated)

(Unaudited)

New revolving credit facility

On May 20, 2015, the Company signed a credit agreement with a syndicate of international banks for a new revolving credit facility (the “New RCF”) for an aggregate amount of $350 million. The New RCF also allows for an accordion feature whereby, upon receipt of additional binding commitments, the facility may be increased to $450 million any time prior to the maturity date.

The term for the New RCF is four years, maturing on May 20, 2019, except that it shall become due on July 1, 2018 in the event that the Company’s convertible notes, initially due on October 1, 2018, remain outstanding or the maturity date of the convertible notes has not been extended to at least 90 days after May 20, 2019. The New RCF will bear interest on a sliding scale of between Libor plus 2.25% to 3.25% based on the Company’s consolidated net leverage ratio. Commitment fees for the undrawn portion of the facility will also be on a similar sliding scale basis of between 0.5% and 0.925%.

The Company has provided security on the New RCF in the form of a general security interest over the Company’s assets and pledges creating a charge over the shares of certain of the Company’s direct and indirect subsidiaries. In connection with the New RCF, the Company must also maintain certain net tangible worth and ratios for leverage and interest coverage. As at June 30, 2015, the Company was in compliance with these debt covenants.

On June 11, 2015, the Company drew down $150 million under the New RCF leaving an undrawn balance of $200 million at June 30, 2015. This was used to repay the cumulative amount drawn under the old revolving credit facility.

Transaction costs relating to the New RCF totalled $6.1 million and are being recognized over the term of the facility using the effective interest rate method. The principal amount owing under the New RCF has been presented on the balance sheet net of the unamortized balance of transaction costs.

Old revolving credit facility

On May 26, 2015, the Company drew down a further $25 million under the old revolving credit facility (the “Old RCF”) for a total of $150 million. On June 11, 2015 the Company repaid the $150 million outstanding under the Old RCF with proceeds from the New RCF. At this time, the remaining unamortized transaction costs totalling $3.0 million were expensed to interest and financing expense in the statement of operations.

For six months ended June 30, 2015, the interest and financing expense relating to the Old RCF recognized in the statement of operations was reduced by $0.8 million (2014 - $0.8 million), which was attributable to eligible expenditures on the Otjikoto property to the date the project was ready for the intended use and capitalized to the carrying amount of the property. There was no interest capitalized for the three month period to June 30, 2015 (2014 - $0.4 million).

Otjikoto equipment loan facility

During the six months ended June 30, 2015, the Company drew $3.9 million under the facility (2014 - $19.7 million). At June 30, 2015, the Company had $6.5 million available to draw, based on current exchange rates.

Nicaragua equipment loans

During the six months ended June 30, 2015, subsidiaries of the Company purchased mobile heavy equipment valued at $1.8 million (2014 - $3.0 million) for its Libertad and Limon operations. The Company paid 15% of the value of the equipment in cash and entered into two credit contracts with Caterpillar Crédito S.A de C.V for the remaining 85%. The contracts have between a thirty-six to sixty month term, with quarterly payments of principal and interest at a fixed rate of LIBOR plus 4.0%. The Company has provided security on the loan in the form of the related equipment.

B2GOLD CORP.

NOTES TO THE CONDENSED INTERIM CONSOLIDATED FINANCIAL STATEMENTS

For the three and six months ended June 30, 2015

(All tabular amounts are in thousands of United States dollars unless otherwise stated)

(Unaudited)

9	Share capital

The Company’s authorized share capital consists of an unlimited number of common shares and an unlimited number of preferred shares. As at June 30, 2015, the Company had 926,680,874 common shares outstanding, including 2,705,000 common shares being held in trust under the Company’s Incentive Plan. No preferred shares were outstanding.

During the three months ended June 30, 2015, the Company granted 0.6 million stock options to employees and directors. These options have a weighted average exercise price of C$1.98, have a term of five years and vest over a period of up to three years. The fair value was calculated using the Black-Scholes option pricing model based on a risk-free annual interest rate of 0.66%, an expected life of 3.1 years, an expected volatility of 57%, and a dividend yield rate of nil. During the six months ended June 30, 2015, the Company granted 22.3 million stock options to employees and directors. These options have a weighted average exercise price of C$2.01, have a term of five years and vest over a period of up to three years. The fair value was calculated using the Black-Scholes option pricing model based on a risk-free annual interest rate of 0.49%, an expected life of 3.0 years, an expected volatility of 58%, and a dividend yield rate of nil. The total number of stock options outstanding at June 30, 2015 was 61.7 million.

For the three and six months ended June 30, 2015, share-based payments expense, relating to the vesting of stock options, was $1.4 million and $5.4 million, respectively (2014 - $2.1 million and $4.2 million), net of $0.5 million and $1.2 million, respectively (2014 - $0.8 million and $1.7 million) capitalized to mining interests.

During the three and six months ended June 30, 2015, the Company granted 0.1 million and 1.5 million RSUs, respectively to employees and directors. The total number of RSUs outstanding at June 30, 2015 was 1.7 million.

For the three and six months ended June 30, 2015, share-based payments expense, relating to the vesting of RSUs, was $0.9 million and $3.1 million, respectively (2014 - $3.1 million and $4.4 million), net of $0.0 million and $0.0 million, respectively (2014 - $0.0 million and $0.2 million) capitalized to mining interests.

10	Gold commitments and gold forwards

Under the terms of the Old RCF (Note 8), the Company was required to maintain gold forward contracts, within certain parameters, over the term of the facility in order to manage the risk of volatility in the Company’s future operating income and reduce risk in respect of debt service obligations. These contracts were excluded from the scope of IAS 39 and were accounted for as executory contracts because they were entered into and continued to be held for the purpose of delivery in accordance with the Company’s expected production schedule. No fair value gains and losses on these commodity contracts were recorded in the financial statements.

As at June 30, 2015, the following gold forward contracts with respect to the Otjikoto Project were outstanding and continue to be accounted for as executory contracts (by maturity dates):

	2015	2016	2017	2018	Total

Gold forward contracts:
- Ounces	4,500	9,000	9,000	7,500	30,000

- Average price per ounce (rand)	16,020	16,020	16,020	16,020	16,020

B2GOLD CORP.

NOTES TO THE CONDENSED INTERIM CONSOLIDATED FINANCIAL STATEMENTS

For the three and six months ended June 30, 2015

(All tabular amounts are in thousands of United States dollars unless otherwise stated)

(Unaudited)

On June 11, 2015, in connection with the termination the Old RCF, the Company novated certain executory contracts required under the Old RCF to the counterparties of the New RCF. The novated contracts were repriced to include a $2.5 million finance charge which has been included in interest and financing expense on the statement of operations.

As a result of the repricing, these contracts are no longer excluded from the scope of IAS 39. These derivative instruments were not designated as hedges by the Company and are recorded at their fair value at the end of each reporting period with changes in fair value recorded in the statement of operations. The Company recognised the full $14.0 million fair value of the new contracts as a liability on the date of novation. Of this, $11.5 million relating to the fair value of the old contracts at the time of novation was treated as an unrealized loss on derivative instruments and $2.5 million, relating to the cost of the novation, was treated as a financing charge. At June 30, 2015, an unrealized gain on derivative instruments of $3.7 million was recorded in the statement of operations relating to these contracts.

The Company also settled contracts for the sale of 29,900 ounces at an average exercise price of 15,895 rand per ounce with settlements scheduled between June 30, 2015 and December 31, 2018 for $1.6 million. This has been recorded as part of realized losses on derivative instruments in the statement of operations.

As at June 30, 2015, the following gold forward contracts with respect to the Otjikoto Mine were outstanding (by maturity dates):

	2015	2016	2017	2018	Total

Gold forward contracts:
- Ounces	12,498	33,186	35,916	35,916	117,516

- Average price per ounce (rand)	14,819	15,002	15,044	15,044	15,008

The unrealized fair value of these contracts at June 30, 2015 was $(10.4) million.

11	Financial instruments

As at June 30, 2015, the Company’s financial assets and liabilities that are measured and recognized at fair value on a recurring basis are categorized as follows:

	As at June 30, 2015		As at December 31, 2014
	Level 1 $	Level 2 $	Level 1 $	Level 2 $

Long-term investments	17,943	—	18,408	—
Convertible senior subordinated notes	—	(234,330)	—	(229,492)
Fuel derivative contracts	—	(1,101)	—	(3,100)
Gold collar contracts	—	390	—	348
Gold forward contracts	—	(10,372)	—	—

The fair value of the Company’s long-term investments was determined using market quotes from an active market for each investment.

The fair value of the convertible senior subordinated notes was determined using a broker’s price quote from an active market.

The fair value of the fuel derivative contracts and gold derivative contracts was determined using prevailing market rates for instruments with similar characteristics.

B2GOLD CORP.

NOTES TO THE CONDENSED INTERIM CONSOLIDATED FINANCIAL STATEMENTS

For the three and six months ended June 30, 2015

(All tabular amounts are in thousands of United States dollars unless otherwise stated)

(Unaudited)

12	Supplementary cash flow information

Supplementary disclosure of cash flow information is provided in the table below:

Non-cash charges (credits):

	For the three months ended June 30, 2015 $	For the three months ended June 30, 2014 $	For the six months ended June 30, 2015 $	For the six months ended June 30, 2014 $
Depreciation and depletion	35,008	28,380	67,803	53,690
Share-based payments	3,647	7,337	9,135	10,728
Loss on fair value of convertible notes	8,364	4,408	6,671	42,695
Unrealized loss (gain) on derivative instruments	5,727	(1,035)	5,820	(947)
Non-cash interest and financing expense	5,522	—	5,522	—
Gain on sale of Bellavista property	—	—	(2,192)	—
Write-down of long-term investments	517	2,745	1,855	3,007
Accretion of mine restoration provisions	356	298	710	596
Deferred income tax expense (recovery)	(2,383)	208	(850)	(670)
Other	1,545	(785)	2,516	669

	58,303	41,556	96,990	109,768

Changes in non-cash working capital:

	For the three months ended June 30, 2015 $	For the three months ended June 30, 2014 $	For the six months ended June 30, 2015 $	For the six months ended June 30, 2014 $

Accounts receivable and prepaids	950	323	3,132	2,729
Value-added and other tax receivables	664	(3,439)	2,852	(13,382)
Inventories	(4,988)	227	6,655	(6,151)
Accounts payable and accrued liabilities	6,185	3,267	14,056	(3,236)
Income and other taxes payables	(2,024)	(122)	(10,827)	(2,283)

	787	256	15,868	(22,323)

Other exploration and development:

	For the three months ended June 30, 2015 $	For the three months ended June 30, 2014 $	For the six months ended June 30, 2015 $	For the six months ended June 30, 2014 $

Kiaka Project, exploration	(1,561)	(1,672)	(2,210)	(3,557)
Masbate Mine, exploration	(1,179)	(776)	(2,382)	(2,435)
Libertad Mine, exploration	(1,146)	(1,108)	(2,195)	(2,274)
Limon Mine, exploration	(1,091)	(1,161)	(1,938)	(2,140)
Otjikoto Mine, exploration	(1,166)	(1,679)	(1,968)	(2,760)
Primavera, exploration	(149)	(174)	(566)	(508)
Pavon, exploration	(299)	(1,134)	(684)	(1,735)
Other	(1,326)	(571)	(1,756)	(1,044)

	(7,917)	(8,275)	(13,699)	(16,453)

B2GOLD CORP.

NOTES TO THE CONDENSED INTERIM CONSOLIDATED FINANCIAL STATEMENTS

For the three and six months ended June 30, 2015

(All tabular amounts are in thousands of United States dollars unless otherwise stated)

(Unaudited)

Non-cash investing and financing activities:

	For the three months ended June 30, 2015 $	For the three months ended June 30, 2014 $	For the six months ended June 30, 2015 $	For the six months ended June 30, 2014 $

Stock-based compensation, capitalized to resource property interests	576	947	1,261	1,926
Equipment purchased under equipment loan	—	—	1,559	2,512
Equipment purchased under finance lease	—	—	—	2,115
Interest expense, capitalized to resource property interest	—	3,194	3,221	5,709
Change in accounts payable and accrued liabilities relating to resource property expenditures	(5,082)	4,051	(9,141)	(18,762)

13	Compensation of key management

Key management includes the Company’s directors, members of the Executive Committee and members of Senior Management. Compensation to key management included:

	For the three months ended June 30, 2015 $	For the three months ended June 30, 2014 $	For the six months ended June 30, 2015 $	For the six months ended June 30, 2014 $

Salaries and short-term employee benefits	1,030	4,873	3,261	5,902
Share-based payments	1,353	5,401	3,976	6,497

B2GOLD CORP.

NOTES TO THE CONDENSED INTERIM CONSOLIDATED FINANCIAL STATEMENTS

For the three and six months ended June 30, 2015

(All tabular amounts are in thousands of United States dollars unless otherwise stated)

(Unaudited)

14	Segmented information

The Company’s reportable operating segments include its mining operations and development projects, namely the Limon, Libertad, Masbate and Otjikoto mines, and the Fekola, Gramalote and Kiaka projects. The “Other Mineral Properties” segment consists of the Company’s interests in mineral properties which are at various stages of exploration. The “Corporate and Other” segment includes corporate operations.

The Company’s segments are summarized in the following tables.

	For the three months ended June 30, 2015
	Limon Mine $	Libertad Mine $	Masbate Mine $	Otjikoto Project $	Gramalote Project $	Kiaka Project $	Fekola Project $	Other Mineral Properties $	Corporate & Other $	Total $
Gold revenue	19,064	31,704	41,180	44,558	—	—	—	—	—	136,506

Production costs	9,991	21,980	25,793	18,332	—	—	—	—	—	76,096

Depreciation & depletion	7,721	10,418	6,044	10,825	—	—	—	—	75	35,083

Net income (loss)	683	(5,465)	1,300	15,378	—	(434)	(1,011)	(90)	(33,145)	(22,784)

Capital expenditures	6,899	6,489	13,119	7,174	3,338	1,560	19,445	1,774	239	60,037

Total assets	107,760	202,173	490,575	462,165	73,521	61,500	523,834	59,732	92,618	2,073,878

	For the three months ended June 30, 2014
	Limon Mine $	Libertad Mine $	Masbate Mine $	Otjikoto Project $	Gramalote Project $	Kiaka Project $	Fekola Project $	Other Mineral Properties $	Corporate & Other $	Total $
Gold revenue	19,435	52,602	48,221	—	—	—	—	—	—	120,258

Production costs	11,123	24,395	30,411	—	—	—	—	—	—	65,929

Depreciation & depletion	4,883	11,167	12,330	—	—	—	—	—	64	28,444

Net income (loss)	2,463	8,425	476	(395)	—	(508)	—	938	(22,928)	(11,529)

Capital expenditures	6,508	11,651	17,179	43,891	4,881	1,672	—	1,878	30	87,690

Total assets	109,094	239,487	1,161,734	427,303	157,149	54,833	—	68,514	116,111	2,334,225

B2GOLD CORP.

NOTES TO THE CONDENSED INTERIM CONSOLIDATED FINANCIAL STATEMENTS

For the three and six months ended June 30, 2015

(All tabular amounts are in thousands of United States dollars unless otherwise stated)

(Unaudited)

	For the six months ended June 30, 2015
	Limon Mine $	Libertad Mine $	Masbate Mine $	Otjikoto Project $	Gramalote Project $	Kiaka Project $	Fekola Project $	Other Mineral Properties $	Corporate & Other $	Total $
Gold revenue	35,787	69,238	109,628	60,745	—	—	—	—	—	275,398

Production costs	20,245	45,321	63,189	25,164	—	—	—	—	—	153,919

Depreciation & depletion	13,955	22,460	17,058	14,330	—	—	—	—	131	67,934

Net income (loss)	(796)	(2,677)	16,222	18,087	—	(1,171)	(2,862)	(233)	(43,013)	(16,443)

Capital expenditures	13,143	13,677	18,448	21,501	6,788	2,210	37,926	3,005	247	116,945

Total assets	107,760	202,173	490,575	462,165	73,521	61,500	523,834	59,732	92,618	2,073,878

	For the six months ended June 30, 2014
	Limon Mine $	Libertad Mine $	Masbate Mine $	Otjikoto Project $	Gramalote Project $	Kiaka Project $	Fekola Project $	Other Mineral Properties $	Corporate & Other $	Total $
Gold revenue	37,751	102,599	108,928	—	—	—	—	—	—	249,278

Production costs	19,992	43,848	64,394	—	—	—	—	—	—	128,234

Depreciation & depletion	8,945	21,353	23,392	—	—	—	—	—	126	53,816

Net income (loss)	5,494	17,151	11,072	(129)	—	(508)	—	158	(68,745)	(35,507)

Capital expenditures	12,327	20,593	28,369	106,456	8,136	3,557	—	3,287	34	182,759

Total assets	109,094	239,487	1,161,734	427,303	157,149	54,833	—	68,514	116,111	2,334,225

The Company’s mining interests are located in the following geographical locations

	June 30, 2015 $	December 31, 2014 $

Mining interests
Mali	530,684	521,033
Namibia	398,604	430,668
Philippines	419,030	414,016
Nicaragua	263,140	268,115
Colombia	103,414	96,577
Burkina Faso	62,095	59,511
Canada	928	813
Chile	489	—

	1,778,384	1,790,733

B2GOLD CORP.

NOTES TO THE CONDENSED INTERIM CONSOLIDATED FINANCIAL STATEMENTS

For the three and six months ended June 30, 2015

(All tabular amounts are in thousands of United States dollars unless otherwise stated)

(Unaudited)

15	Commitments

As at June 30, 2015, the Company had the following significant commitments (in addition to those disclosed elsewhere in these financial statements):

•	Payments of $34.2 million for Fekola project equipment and development costs to be incurred within the next 12 months.

•

Land payments of $3.3 million (the Company’s 49% share) with respect to the acquisition of land at the Gramalote project in Colombia. It is expected that $0.5 million will be paid in 2015 and the remaining $2.8 million in 2016.

B2GOLD CORP.

MINING INTERESTS SCHEDULE (NOTE 16)

For the six months ended June 30, 2015

(All tabular amounts are in thousands of United States dollars)

(Unaudited)

	Cost						Accumulated depreciation					Net carrying value
	Opening balance at Dec. 31, 2014	Acquisition costs/ Additions	Disposals/ write-offs	Reclass	CTA	Closing balance at June 30, 2015	Opening balance at Dec. 31, 2014	Depreciation	Disposals/ write-offs	CTA	Closing balance at June 30, 2015	As at June 30, 2015	As at Dec. 31, 2014
	$	$	$	$	$	$	$	$	$	$	$	$	$
Property, plant and equipment (depletable)

Masbate	420,644	19,785	(175)	—	—	440,254	(91,706)	(14,669)	73	—	(106,302)	333,952	328,938
Otjikoto	430,668	9,454	—	(2,654)	(23,159)	414,309	—	(15,873)	—	168	(15,705)	398,604	430,668
Libertad	296,102	14,880	(1,086)	—	—	309,896	(127,704)	(21,365)	574	—	(148,495)	161,401	168,398
Limon	142,772	14,579	(48)	—	—	157,303	(62,865)	(13,879)	42	—	(76,702)	80,601	79,907

	1,290,186	58,698	(1,309)	(2,654)	(23,159)	1,321,762	(282,275)	(65,786)	689	168	(347,204)	974,558	1,007,911

Masbate undeveloped mineral interests	85,078	—	—	—	—	85,078	—	—	—	—	—	85,078	85,078

Mine under construction

Fekola	514,965	44,528	(38,483)	2,654	—	523,664	—	—	—	—	—	523,664	514,965

Exploration & evaluation properties (non-depletable)

Kiaka	59,062	2,331	—	—	—	61,393	—	—	—	—	—	61,393	59,062
Mocoa	28,652	40	—	—	—	28,692	—	—	—	—	—	28,692	28,652
Calibre	10,022	572	—	—	—	10,594	—	—	—	—	—	10,594	10,022
Pavon	6,238	718	—	—	—	6,956	—	—	—	—	—	6,956	6,238
San Jose	1,915	2	—	—	—	1,917	—	—	—	—	—	1,917	1,915
Other	8,151	1,732	—	—	—	9,883	—	—	—	—	—	9,883	8,151

	114,040	5,395	—	—	—	119,435	—	—	—	—	—	119,435	114,040

Corporate

Office, furniture & equipment	1,768	246	(88)	—	—	1,926	(955)	(132)	88	—	(999)	927	813

	2,006,037	108,867	(39,880)	—	(23,159)	2,051,865	(283,230)	(65,918)	777	168	(348,203)	1,703,662	1,722,807

Investments in joint ventures (accounted for using the equity method)

Gramalote	66,725	6,796	—	—	—	73,521	—	—	—	—	—	73,521	66,725
Quebradona	1,201	—	—	—	—	1,201	—	—	—	—	—	1,201	1,201

	67,926	6,796	—	—	—	74,722	—	—	—	—	—	74,722	67,926

	2,073,963	115,663	(39,880)	—	(23,159)	2,126,587	(283,230)	(65,918)	777	168	(348,203)	1,778,384	1,790,733

B2GOLD CORP.

MINING INTERESTS SCHEDULE (NOTE 16)

For the year ended December 31, 2014

(All tabular amounts are in thousands of United States dollars)

(Unaudited)

	Cost						Accumulated depreciation				Net carrying value
	Balance at Dec. 31, 2013	Acquisition costs/ Additions	Disposals/ write-offs	Reclass	CTA	Balance at Dec. 31, 2014	Balance at Dec. 31, 2013	Depreciation	Disposals/ write-offs	Balance at Dec. 31, 2014	As at Dec. 31, 2014	As at Dec. 31, 2013
	$	$	$	$	$	$	$	$	$	$	$	$
Property, plant and equipment (depletable)

Masbate	723,155	52,810	(372,782)	17,461	—	420,644	(40,744)	(51,764)	802	(91,706)	328,938	682,411
Libertad	259,518	36,641	(57)	—	—	296,102	(83,927)	(43,832)	55	(127,704)	168,398	175,591
Limon	120,139	22,734	(101)	—	—	142,772	(44,970)	(17,957)	62	(62,865)	79,907	75,169

	1,102,812	112,185	(372,940)	17,461	—	859,518	(169,641)	(113,553)	919	(282,275)	577,243	933,171

Masbate undeveloped mineral interests	176,460	—	(73,921)	(17,461)	—	85,078	—	—	—	—	85,078	176,460

Mine under construction

Otjikoto	289,945	173,927	—	—	(33,204)	430,668	—	—	—	—	430,668	289,945

Exploration & evaluation properties (non-depletable)

Fekola	—	514,965	—	—	—	514,965	—	—	—	—	514,965	—
Kiaka	50,550	8,512	—	—	—	59,062	—	—	—	—	59,062	50,550
Mocoa	28,200	452	—	—	—	28,652	—	—	—	—	28,652	28,200
Trebol & Pavon	24,870	3,398	(21,465)	(565)	—	6,238	—	—	—	—	6,238	24,870
San Jose	1,123	175	—	617	—	1,915	—	—	—	—	1,915	1,123
Calibre	8,496	1,526	—	—	—	10,022	—	—	—	—	10,022	8,496
Other	861	7,342	—	(52)	—	8,151	—	—	—	—	8,151	861

	114,100	536,370	(21,465)	—	—	629,005	—	—	—	—	629,005	114,100

Corporate & other

Bellavista	2,611	—	—	(2,611)	—	—	—	—	—	—	—	2,611
Office, furniture & equipment	1,688	80	—	—	—	1,768	(698)	(257)	—	(955)	813	990

	4,299	80	—	(2,611)	—	1,768	(698)	(257)	—	(955)	813	3,601

	1,687,616	822,562	(468,326)	(2,611)	(33,204)	2,006,037	(170,339)	(113,810)	919	(283,230)	1,722,807	1,517,277

Investments in joint ventures (accounted for using the equity method)

Gramalote	148,967	14,085	(96,327)	—	—	66,725	—	—	—	—	66,725	148,967
Quebradona	1,201	—	—	—	—	1,201	—	—	—	—	1,201	1,201

	150,168	14,085	(96,327)	—	—	67,926	—	—	—	—	67,926	150,168

	1,837,784	836,647	(564,653)	(2,611)	(33,204)	2,073,963	(170,339)	(113,810)	919	(283,230)	1,790,733	1,667,445